EXHIBIT 3.2

GREEN BANKSHARES, INC.

AMENDMENT NO. 1 TO
AMENDED AND RESTATED BYLAWS

1. Section 11(a) of the Amended and Restated Bylaws is hereby deleted in its entirety and the following Section 11(a) is hereby inserted in lieu thereof:

(a) Number, Classification and Term. The Board of Directors shall consist of not less than three (3) or more than fifteen (15) members, unless all of the outstanding stock of the Corporation is owned of record by less than three (3) shareholders, in which case the number of directors may be less than three (3), but not less than the number of shareholders of record. The exact number of directors, within the minimum and maximum, or the range for the size of the Board of Directors, or whether the size of the Board of Directors shall be fixed or variable-range may be fixed, changed or determined from time to time by the Board of Directors. Commencing at the annual meeting of shareholders in 2011 (the “2011 Annual Meeting”), the directors shall be elected annually for a term of office of one year, except that any director in office at the 2011 Annual Meeting whose term expires at the annual meeting of shareholders in 2012 or 2013 shall continue to hold office until the end of the term for which such director was elected and until such director’s successor shall have been elected and qualified. At each annual meeting of shareholders beginning in 2013, all directors shall be elected for a term of office to expire at the next succeeding annual meeting of shareholders after their election, and shall continue to hold office until their respective successors are elected and qualified.